Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006

July 7, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Stonebridge Funds Trust

(File Nos. 002-12893 and 811-00749)

Ladies and Gentlemen:

On behalf of Stonebridge Funds Trust, a Delaware statutory trust (the “Trust”), we are writing to respond to the comment provided by Mr. Kevin Rupert of the Commission Staff on June 6, 2011, concerning the Trust’s Annual Report dated October 31, 2010, as filed on Form N-CSR with the Commission on January 7, 2011 (Accession No. 0001193125-11-003376). Based on our June 6 discussion with Mr. Rupert, we understand that the following comment is to be addressed prospectively, in future annual and semi-annual reports filed by the Trust on Form N-CSR.

Comment. Mr. Rupert requested that the letter to shareholders included in the Trust’s annual and semi-annual reports (i.e., the text responding to Item 27(b)(7) of Form N-1A, Management’s Discussion of Fund Performance) provide substantiation for any future statement, with respect to the Stonebridge Institutional Small-Cap Growth Fund series of the Trust, that “Performance [for the period covered by the report] can be attributed to the same explanation as given for the Stonebridge Small-Cap Growth Fund (SBAGX).”

Response. The Trust has agreed that, to the extent it uses the same or a similar formulation in future annual and semi-annual reports, it will clarify that such an attribution can be made because the Stonebridge Institutional Small-Cap Growth Fund and the Stonebridge Small-Cap Growth Fund have the same investment objectives, pursue the same investment strategies, and had substantially the same portfolio holdings during the period covered by the report.

In addition, Mr. Rupert requested that the Trust furnish a Tandy representation with its response to this comment. The Trust is furnishing a Tandy representation letter (see Exhibit A, attached).

Please call Joshua Sterling (202.373.6556) or Michael Glazer (213.680.6646) should you have any questions or if you would like to discuss this matter further.

Sincerely,

/s/ Joshua Sterling
Joshua Sterling

Exhibit A

Stonebridge Funds Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 7, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Stonebridge Funds Trust

(File Nos. 002-12893 and 811-00749)

Ladies and Gentlemen:

In connection with its consideration of the comment provided by the Commission’s Staff regarding the annual report of Stonebridge Funds Trust (the “Registrant”) for the fiscal year ended October 31, 2010, as filed on Form N-CSR with the Commission on January 7, 2011 (Accession No. 0001193125-11-003376), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Commission Staff:

(a)

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Stonebridge Funds Trust

By:	/s/ Richard C. Barrett
	Name:	Richard C. Barrett
	Title:	President